August 14, 2024

Jay S. Duker
Chief Executive Officer
EyePoint Pharmaceuticals, Inc.
480 Pleasant Street
Watertown, MA 02472

       Re: EyePoint Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 8, 2024
           File No. 333-281391
Dear Jay S. Duker:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Stephen M. Nicolai